Exhibit 24

CONFIRMING STATEMENT

This Statement confirms that the undersigned, Jay Gouline, has authorized and designated Daniel Allen to execute and file on the undersigned’s behalf a Form ID and all Forms 3, 4, and 5 (including any amendments thereto) that the undersigned may be required to file with the U.S. Securities and Exchange Commission as a result of the undersigned’s ownership of or transactions in securities of Wilson Holdings, Inc. The authority of Daniel Allen under this Statement shall continue until the undersigned is no longer required to file Forms 3, 4, and 5 with regard to the undersigned’s ownership of or transactions in securities of Wilson Holdings, Inc., unless earlier revoked in writing. The undersigned acknowledges that Daniel Allen is not assuming any of the undersigned’s responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

Date: February 28, 2006	/s/ Jay Gouline
Jay Gouline